UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2014

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number: 1-11288

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ACTUANT CORPORATION 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ACTUANT CORPORATION
N86 W12500 WESTBROOK CROSSING
MENOMONEE FALLS, WISCONSIN 53051
Mailing address: P.O. Box 3241, Milwaukee, Wisconsin 53201

Actuant Corporation 401(k) Plan
Financial Statements and Additional Information
August 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

Plan Administrator
Actuant Corporation 401(k) Plan
Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Actuant Corporation 401(k) Plan (the “Plan”) as of August 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended in accordance with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management.The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP
February 2, 2015
Milwaukee, Wisconsin

Actuant Corporation 401(k) Plan
Statements of Net Assets Available for Benefits

	August 31,
	2014	2013
Cash	$12,869	$24,693
Investments
Mutual funds	100,486,301	99,610,041
Common collective trusts	34,800,787	35,463,198
Actuant Corporation stock fund	29,077,679	37,648,569
Assets held for investment purposes	164,364,767	172,721,808
Receivables
Company contribution receivable	4,113,763	5,123,877
Participant notes receivable	2,359,000	2,687,642
Total receivables	6,472,763	7,811,519
Total assets	170,850,399	180,558,020

Liability
Excess contributions payable	(3,614)	(6,795)
Net assets available for benefits, at fair value	170,846,785	180,551,225
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(245,202)	(126,930)
Net assets available for benefits	$170,601,583	$180,424,295

See accompanying notes to financial statements

Actuant Corporation 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended August 31,
	2014	2013
Additions
Contributions
Company	$4,113,763	$5,123,877
Rollover	1,120,376	780,541
Participant	7,605,696	8,739,106
Total contributions	12,839,835	14,643,524
Net realized and unrealized appreciation in fair value of investments	18,707,928	22,993,799
Interest and dividend income from investments	1,540,009	1,722,045
Interest income on participant notes receivable	99,989	107,232
Total additions	33,187,761	39,466,600

Deductions
Benefits and withdrawal payments	(18,540,530)	(20,538,778)
Administrative expenses	(360,689)	(559,674)
Total deductions	(18,901,219)	(21,098,452)

Net increase in net assets available for benefits before asset transfers	14,286,542	18,368,148
Transfer of plan assets (Note 1)	(24,109,254)	—

Net increase (decrease) in net assets available for benefits	(9,822,712)	18,368,148

Net assets available for benefits at beginning of year	180,424,295	162,056,147
Net assets available for benefits at end of year	$170,601,583	$180,424,295

See accompanying notes to financial statements

Actuant Corporation 401(k) Plan
Notes to Financial Statements

Note 1. Description of Plan
The following description of the Actuant Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s summary plan description for a more complete description of the Plan's provisions. The Plan is subject to and complies with the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. Generally, all employees of domestic subsidiaries of Actuant Corporation (the “Company”) who are scheduled to work at least 1,000 hours in a one-year period are immediately eligible to participate in the Plan, except those subject to a collective bargaining agreement (“CBA”), unless the CBA specifically provides for coverage under the Plan. Employees of acquired companies are eligible to participate in the Plan at the discretion of the Company and employees of designated operating units may be excluded from plan participation.
Transfer of Plan Assets
During fiscal 2014, the Company established a new 401(k) savings plan in connection with its decision to divest its Electrical segment. As a result, $24,109,254 of assets held for investment (which represented the balance in the Plan related to active employees of the Electrical segment) were transfered to this new 401(k) savings plan on November 1, 2013. The divestiture of the Electrical segment was completed on December 13, 2013.
Contributions
Participants may make voluntary pre-tax and after tax (“Roth”) contributions of between 1% and 50% of qualifying compensation, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained the age of 50 are eligible to make catch-up contributions to the Plan. Depending on the Company’s financial performance, the Company may make discretionary contributions (“matching” and “core”) to eligible employees. The matching contribution applies only to participant contributions up to 6% of a participant’s eligible compensation, while the core contribution represents 3% of each employee’s eligible compensation. Both the matching and core contributions are made in the form of either Company common stock or cash (into the Actuant Corporation Stock Fund). In addition, the Company is required to make contributions to certain participants who are subject to a CBA.
Participants must be employed by the Company on the last day of the plan year to be eligible for the discretionary contributions. If the participant is not employed on the last day of the plan year due to retirement, death or disability, the participant is still eligible for the core contribution in that plan year.
Investment Options
Participants direct the investment of their voluntary contributions and may redirect the investment for the Company’s core and matching contributions to any of the defined investment options (in integral multiples of 1%). Participants may change their investment options at any time.
Participant Accounts
Each participant’s account is credited with contributions, participant rollovers, an allocation of plan earnings thereon and reduced for benefit payments and certain fees charged by the trustee. Plan earnings are determined and credited to each participant’s account on a daily basis in accordance with the proportion of the participant’s account to all accounts. Substantially all administrative expenses of the Plan are paid by the Plan. Separate pre-tax and Roth contribution accounts are maintained for participants.

Actuant Corporation 401(k) Plan
Notes to Financial Statements

Note 1. Description of Plan (continued)
Vesting
Participants have, at all times, a fully vested and non-forfeitable interest in the amount of their voluntary contributions. Upon death, disability or retirement, while employed by the Company, participants become fully vested in their entire account balance. Participants normally vest in the Company matching and core contributions according to the following schedule:

Years of Service	Vesting %
Less than 2 years	0%
At least 2 but less than 3 years	25%
At least 3 but less than 4 years	50%
At least 4 but less than 5 years	75%
5 years or more	100%
Forfeited Accounts
Forfeitures are created when participants terminate employment with the Company prior to being fully vested. These forfeited amounts are then used to reduce the Company’s future contributions to the Plan. At August 31, 2014 and 2013, unallocated forfeitures were $266,900 and $435,300, respectively. Forfeitures used to reduce Company contributions were $371,141 and $483,400 for fiscal 2014 and 2013, respectively.
Payment of Benefits
At death, disability, retirement or termination, participants or their designated beneficiaries are entitled to receive benefits equal to their vested account balances. Participants may elect to receive vested benefits in the form of a lump-sum distribution, installment payments or a direct transfer to an eligible retirement plan. If a participant’s vested account balance is less than $5,000 it will automatically be distributed in the form of a direct rollover to an individual retirement account ($1,000 or less in a lump sum payment). In the event of hardship, participants may withdraw a portion of their vested account balances.
Participant Notes Receivable
A participant may receive a note from the Plan out of the participant’s voluntary contributions, rollover, prior Company contributions and qualified non-elective contributions account in an amount greater than or equal to $1,000, not to exceed the lesser of 50% of the portion of the participant’s vested account balances plus earnings thereon or $50,000. Notes bear a fixed interest rate of the prime rate at the time of the note plus 1%. Notes and interest thereon are repaid from payroll deductions over a period not to exceed five years, unless the note is used to purchase the principal residence of the participant in which case the term of the note will be a reasonable period not to exceed 20 years, as determined by the plan administrator.
Participants’ notes receivable are valued at their unpaid principal balance plus accrued but unpaid interest. No allowance for credit losses has been recorded as of August 31, 2014 or 2013. If a participant ceases to make note repayments and the plan administrator deems the participant note to be in default, the participant note balance is reduced and a benefit payment is recorded.

Actuant Corporation 401(k) Plan
Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.
Use of Estimates in Preparation of Financial Statements
The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that directly affect the reported amounts of assets, liabilities and changes therein. Actual results may differ from those estimates.
Investment Valuation
The Plan’s investments are stated at fair value. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measure attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts held by the common collective trust because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. Withdrawals influenced by company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date. The Statement of Changes in Net Assets Available for Benefits includes the net gain (loss) in the fair value of investments, which consists of realized and unrealized gains and losses.
Risk and Uncertainties
The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments it is reasonably possible that changes in the fair value of investments will occur in the near term. These changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Payment of Benefits
Benefits are recorded when paid.

Actuant Corporation 401(k) Plan
Notes to Financial Statements

Note 3. Investments
The fair value of investments that represent five percent or more of the Plan’s net assets are as follows:

Description	2014	2013
Actuant Corporation Stock Fund	$29,077,679	$37,648,569
Wells Fargo S&P 500 Index Fund	19,230,438	17,203,425
Wells Fargo Stable Return (at contract value)	15,325,147	18,132,843
JP Morgan Large Cap Growth	11,331,767	12,163,874
T. Rowe Price Retire 2020	8,985,766	*
* Fund was not greater than 5% of the Plan's net assets

The realized and unrealized appreciation in the Plan’s investments are as follows:

	2014	2013
Mutual funds	$15,334,955	$11,604,301
Common collective trust funds	4,057,695	2,996,265
Actuant Corporation Stock Fund (including money market returns)	(684,722)	8,393,233
	$18,707,928	$22,993,799
Note 4. Fair Value Measurements
The Plan assesses the inputs used to measure fair value using a three-tier hierarchy. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs. Level 3 inputs are not observable in the market and include management’s own judgments about the assumptions market participants would use in pricing the asset or liability. The following valuation methodologies are used for plan assets measured at fair value:
Mutual Funds: Valued at quoted prices from an active market which represents the net asset value (“NAV”) of shares held by the Plan at year end.
Actuant Corporation Stock Fund: The Actuant Corporation Stock Fund is a unitized fund. The fund consists of Actuant common stock and short-term cash equivalents which provide liquidity for trading. The Actuant common stock is valued at the quoted market price from an active market and the short-term cash equivalents are valued at cost, which approximates fair value.
Common collective trust: Fair value for these investments is determined by the NAV based on the fair value of the underlying funds. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Actuant Corporation 401(k) Plan
Notes to Financial Statements

Note 4. Fair Value Measurements (continued)

A summary of assets at August 31 measured at fair value on a recurring basis are as follows:

	2014	2013
Level 1 Valuation:
Mutual funds
Target date funds	$46,948,347	$43,141,862
Growth fund	18,058,279	18,370,674
Blend funds	12,422,384	12,876,467
Bond funds	6,744,961	8,283,272
Value funds	9,912,692	10,080,593
Other funds	845,742	1,004,222
International funds	5,553,896	5,852,951
	100,486,301	99,610,041
Level 2 Valuation:
Actuant Corporation stock fund	29,077,679	37,648,569
Common collective trusts
Stable return fund	15,570,350	18,259,773
Index fund	19,230,437	17,203,425
	63,878,466	73,111,767

	$164,364,767	$172,721,808
The following table summarizes the Plan’s investments in common collective trusts with a reported fair value using NAV per share at August 31:

	2014	2013	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
S&P 500 (a)	$19,230,437	$17,203,425	$—	Daily	None
Stable Return Fund (b)	$15,570,350	$18,259,773	$—	Daily	12 months

(a)	Includes a common/collective trust fund that is designed to replicate the holdings and weighting of the stock comprising the S&P 500 Index.

(b)
Includes a common/collective trust fund that is designed to provide a moderate level of stable income, without principal volatility, while seeking to maintain adequate liquidity and returns. This fund consists of security backed contracts, investment contracts and cash.

Actuant Corporation 401(k) Plan
Notes to Financial Statements

Note 5. Tax Status
The Internal Revenue Service has determined and informed the Company in a letter dated May 28, 2013, that the Plan was designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to applicable statutory periods.
Note 6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.
Note 7. Exempt Party-in-Interest Transactions
Certain plan investments are in shares of mutual funds and common trust funds managed by Wells Fargo Bank, custodian of the Plan, shares of Actuant Corporation Common Stock and participant notes receivable. These transactions qualify as party-in-interest transactions, however, they are not considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations. Fees incurred by the Plan for the investment management services paid through revenue sharing are included in administrative expenses.

Actuant Corporation 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 39-0168610 Plan Number: 022
August 31, 2014

(a)	(b)	Identity of Issue, borrower, lessor, or similar party	(c)	Description of Investment	(d)	Cost	(e)	Current Value
		Registered Investment Company:
		Goldman Sachs Mid Cap Value		Registered Investment Co		(A)		$3,703,186
		Harbor International		Registered Investment Co		(A)		5,553,896
		ING Midcap Opportunities		Registered Investment Co		(A)		270,375
		Invesco Small Cap Growth		Registered Investment Co		(A)		2,927,606
		JP Morgan Large Cap		Registered Investment Co		(A)		11,331,767
		Nuveen Dividend Value		Registered Investment Co		(A)		5,939,131
		Oppenheimer Developing Market		Registered Investment Co		(A)		3,798,906
		Pimco Commodity Real Return Strategy		Registered Investment Co		(A)		845,742
		T. Rowe Price Retirement Income		Registered Investment Co		(A)		2,391,306
		T. Rowe Price Retirement 2015		Registered Investment Co		(A)		5,082,128
		T. Rowe Price Retirement 2020		Registered Investment Co		(A)		8,985,766
		T. Rowe Price Retirement 2025		Registered Investment Co		(A)		8,216,451
		T. Rowe Price Retirement 2030		Registered Investment Co		(A)		8,010,675
		T. Rowe Price Retirement 2035		Registered Investment Co		(A)		5,074,233
		T. Rowe Price Retirement 2040		Registered Investment Co		(A)		5,762,879
		T. Rowe Price Retirement 2045		Registered Investment Co		(A)		2,438,912
		T. Rowe Price Retirement 2050		Registered Investment Co		(A)		482,649
		T. Rowe Price Retirement 2055		Registered Investment Co		(A)		503,348
		Vanguard Mid Cap Index		Registered Investment Co		(A)		7,509,493
*		Wells Fargo Advantage Total Return Bond		Registered Investment Co		(A)		6,744,961
*		Wells Fargo Advantage Small Cap Value		Registered Investment Co		(A)		4,912,891
								100,486,301
		Common Collective Trusts:
*		Wells Fargo S&P 500 Index Fund		Common Collective Trust		(A)		19,230,437
*		Wells Fargo Stable Return Fund		Common Collective Trust		(A)(D)		15,325,147
								34,555,584

*		Actuant Corporation Stock Fund		(B)		(A)		29,077,679
*		Participants notes receivable		(C)		-		2,359,000
								$166,478,564

		* Party-in-interest
		(A) Cost omitted for participant-directed investments
		(B) Includes 839,257 shares of Actuant Corporation Common Stock
		(C) Participant notes receivable have interest rates from 4.25% to 9.75%
		(D) Stated at contract value

See Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACTUANT CORPORATION 401(k) PLAN
Date: February 2, 2015	/s/ Matthew P. Pauli
Matthew P. Pauli Plan Administrative Committee Member

Exhibit Index

Exhibit No.    Description

23.1        Consent of WIPFLI LLP, Independent Registered Public Accounting Firm